SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

February 8, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Charles Lee and Dieter King

Re:	ITC Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 29, 2013
File No. 333-184073

Ladies and Gentlemen:

We are writing on behalf of our client, ITC Holdings Corp. (“ITC”), in response to our discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on February 7, 2013 regarding our response to comment 3 in our response letter, dated January 28, 2013, related to the above-named registration statement.

In connection therewith, ITC confirms that, if a share repurchase is conducted through open market repurchases, ITC currently expects those repurchases to be conducted under the safe harbor provided by the Exchange Act Rule 10b-18. However, there may be circumstances in which ITC decides for valid business reasons, or because ITC does not then qualify for the Rule 10b-18 safe harbor, to repurchase shares outside of the Rule 10b-18 safe harbor. If that’s the case, ITC will conduct any such repurchases only in compliance with applicable securities laws, including Sections 9(a)(2) and 10(b) of the Exchange Act and Regulation M, and will publicly announce any such repurchases prior to beginning its repurchase effort. Given the complexity of the proposed transaction, if ITC determines to repurchase shares outside of the Rule 10b-18 safe harbor, ITC currently intends to discuss with the Staff any such repurchase program prior to commencing repurchases, to make sure the Staff is satisfied that the repurchase program is being conducted by ITC in accordance with all applicable laws and regulations. ITC confirms to the Staff that, as a result of the discussion with the Staff or otherwise in order to comply with applicable securities laws, ITC may be unable to complete any such repurchase program, or may be limited in the amount of shares that can be repurchased pursuant to that program.

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Securities and Exchange Commission February 8, 2013	2

Please do not hesitate to contact me at 212-455-7939 with any questions or comments you may have.

Very truly yours,

/s/ Andrew W. Smith
Andrew W. Smith

cc:	Daniel J. Oginsky

Wendy McIntyre

ITC Holdings Corp.

Pankaj K. Sinha

Michael P. Rogan

Skadden, Arps, Slate, Meagher & Flom LLP